SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:    Press release dated January 15, 2003, announcing that France Telecom has successfully launched its EUR 5. 5 billion bond issue

www.francetelecom.com

Press release

France Telecom has successfully launched its EUR5.5 billion bond issue

Paris, January 15th, 2003 - Today, France Telecom has set the final terms of its Euro denominated benchmark issue. Announced as a 3 billion euro deal in two tranches last Friday, the transaction was increased to 5.5 billion euro with an additional 30-year tranche, to meet investor demand (more than 12.5 billion euro of indications of interests were received), and is composed of 3 tranches, with the following characteristics :

Currency	Maturity	Format	Amount	Coupon	Reoffer spread
EUR	4.7 years	Fixed rate	EUR 1 bn	6%	Euribor + 255 bp
EUR	10 years		EUR 3,5 bn	7.25%	Euribor + 290 bp
EUR	30 years		EUR 1 bn	8.125%	Euribor + 328 bp

This transaction enables France Telecom to lengthen the maturity profile of its debt while establishing a full credit curve in euros (from 5 to 30 year).

Given France Telecom’s cash position at the end of 2002, this new transaction more than covers the refinancing of debt maturing in 2003.

The proceeds of this transaction will be used to refinance existing debt.

Press Contact :
Nilou du Castel nilou.ducastel@francetelecom.com +33 1 44 44 93 93	Emilie Richer emilie.richer@francetelecom.com + 33 1 44 44 93 93

This announcement is not an offer of securities for sale in the United States. These securities may not be offered or sold in the United States absent registration or an exemption from registration. These securities have not been and will not be registered under the Securities Act of 1933.

France Télécom	6 Place d’Alleray	Téléphone: 01 44 44 22 22
Direction de la Communication	75505 Paris cedex 15	Télécopie: 01 44 44 80 34
Direction de l’information

SA au capital de 4 098 463 604 # - 380 129 866 RCS Paris

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 15, 2003	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

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